First Trust Senior Floating Rate 2022 Target Term Fund
                       First Trust Exchange-Traded Funds

                               December 15, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


   Re: Filings for First Trust Senior Floating Rate 2022 Target Term Fund with a 5/31/17 Year End and First Trust Exchange-Traded Funds with 9/30/16, 10/31/16, 12/31/16, 3/31/17, 7/31/17 and 8/31/17 Year Ends (the "Trusts")


Ladies/Gentlemen:

     On November 15, 2017, First Trust Advisors L.P. ("FTA") received oral comments from Mr. David Manion of the Division of Investment Management Office of Disclosure and Review of the Securities and Exchange Commission (the "Commission") with respect to the Commission's review of the Trust filings listed above. In connection with the Commission's comments, we hereby provide the following responses:

COMMENT 1 - FIRST TRUST LOW DURATION OPPORTUNITIES ETF

     The Commission noted that in the October 31, 2016, shareholder report for the First Trust Low Duration Opportunities ETF ("LMBS") the notional value of futures held by LMBS at the end of the reporting period was approximately 20% of its net assets. The commission requested that FTA add investment in derivatives to the "Principal Investment Strategies" section of LMBS's prospectus and add corresponding derivatives risk disclosure to the prospectus and shareholder reports.

RESPONSE TO COMMENT 1

     For purposes of determining the principal investment strategies of a fund, and the corresponding principal risk disclosure, FTA looks to the market value and risk profile of its investments. The market value of the futures held by LMBS as of October 31, 2016, represented less than 5% of the net asset value of LMBS. At that level, FTA believes that the current characterization in the prospectus of derivatives as a non-principal investment is appropriate. Accordingly, FTA respectfully declines to make the requested changes to the prospectus and shareholder reports.


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COMMENT 2 - FIRST TRUST RBA QUALITY INCOME ETF

     The Commission noted that in the September 30, 2016, annual report for the First Trust RBA Quality Income ETF ("QINC") securities considered financials comprised more than 25% of its net assets. The commission requested that FTA add financial companies risk to the "Principal Risks" section of QINC's prospectus.

RESPONSE TO COMMENT 2

     FTA will include financial companies risk under the "Principal Risks" section of QINC's prospectus in its upcoming annual update.

COMMENT 3 - RIVERFRONT ETFs

     The Commission noted that in the October 31, 2016, annual report for the First Trust RiverFront Dynamic Asia Pacific ETF, First Trust RiverFront Dynamic Developed International ETF, First Trust RiverFront Dynamic Emerging Markets ETF, and First Trust RiverFront Dynamic Europe ETF (collectively "RiverFront" or the "Funds") none of the Funds invested in Business Development Companies ("BDCs") as of October 31, 2016. However, the Commission noted that the prospectus for all four Funds included BDCs under the "Principal Investment Strategies" section.

RESPONSE TO COMMENT 3

     The Funds' investment sub-advisor, RiverFront Investment Group, LLC, does not expect investments in BDCs to be a principal investment of any of the Funds. Accordingly, FTA will move the disclosure concerning BDCs from the "Principal Investment Strategies" section to the "Non-Principal Investments" section of the Funds' prospectus.

COMMENT 4 - FIRST TRUST LOW DURATION OPPORTUNITIES ETF

     The Commission recommended enhancing the Management Discussion of Fund Performance ("MDFP") for LMBS to discuss the impact of derivatives on performance.

RESPONSE TO COMMENT 4

     FTA will consider the Commission's recommendation to enhance the MDFP in future shareholder reports as it relates to the impact of derivatives on LMBS performance.

COMMENT 5 - RIVERFRONT DYNAMIC DEVELOPED INTERNATIONAL ETF

     The Commission noted in the October 31, 2016, shareholder report for the First Trust RiverFront Dynamic Developed International ETF ("RFDI") there is an immaterial amount included in "Other Liabilities" on the Statement of Assets and Liabilities. The Commission inquired with FTA as to what the balance represented and whether or not additional disclosure is required in RFDI's shareholder report.


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RESPONSE TO COMMENT 5

     The amount included in "Other Liabilities" on the Statement of Assets and Liabilities represents two claims on dividends payable to two different brokers, which were outstanding as of October 31, 2016. FTA does not believe additional disclosure is required given the amount is immaterial. However, going forward, FTA will consider including additional disclosure for "Other Liabilities" to the extent the balance is material or warrants such disclosure.

COMMENT 6 - FIRST TRUST LONG/SHORT EQUITY ETF

     The Commission noted in the October 31, 2016, shareholder report for First Trust Long/Short Equity ETF ("FTLS") the value of "Investments sold short" was approximately $24 million and the "Restricted Cash" was $19 million as presented on the Statement of Assets and Liabilities. The Commission noted that the Fund should not use short sales to leverage the portfolio of investments and inquired with FTA as to how the additional proceeds are being used.

RESPONSE TO COMMENT 6

As of October 31, 2016, FTLS's margin account with Pershing Prime Services ("Pershing") reflected a debit balance of approximately $5 million. The debit balance in the margin account resulted primarily from the appreciation of the short positions at a cost greater than the initial proceeds received from the short sales. FTLS has since contributed funds to the account at Pershing to relieve the debit margin balance. Going forward, FTA will continue to monitor FTLS's account with Pershing and, to the extent the fund's margin account reflects a debit balance, FTLS will contribute funds to eliminate the debit margin balance.

COMMENT 7 - FIRST TRUST LOW BETA INCOME ETF

     The Commission questioned why an amount was included in "Due to authorized participant" on the Statement of Assets and Liabilities of the September 30, 2016, shareholder report for First Trust Low Beta Income ETF ("FTLB"). The Commission inquired with FTA as to what this amount represented.

RESPONSE TO COMMENT 7

     A redemption occurred shortly before FTLB's fiscal year-end whereby the shares of FTLB were settled by the transfer agent prior to September 30, 2016, but settlement of the securities did not occur until after September 30, 2016. Thus, FTLB's shareholder report reflected a liability representing the amount owed to the authorized participant.


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COMMENT 8 - 12B-1 FEES

     The Commission questioned if Rule 12b-1 fees should be recorded and then waived on the accounting records of those FTA exchange-traded funds subject to Rule 12b-1 of the Investment Company Act of 1940 (the "1940 Act"). The Commission further questioned if the language presented in the shareholder reports of the FTA exchange-traded funds is aligned with the language presented in the Distribution and Service Plan Agreement (the "Agreement") pursuant to Rule 12b-1 under the 1940 Act between FTA and each FTA exchange-traded fund trust.

RESPONSE TO COMMENT 8

     FTA believes the Rule 12b-1 fees do not need to be recorded and then waived on the accounting records of those funds subject to the requirements of Rule 12b-1. Under the Agreement, the distributor may charge 12b-1 fees up to 0.25% of a fund's average daily net assets. However, it is not required to charge such fees, and in fact, the distributor has entered into a letter agreement with each fund confirming that the distributor will not charge the 12b-1 fees through a certain date. As a result, FTA does not think it is appropriate to report Rule 12b-1 fees as being charged and then waived. Finally, the Rule 12b-1 language presented in the "Distribution Plan" footnote of each exchange-traded fund shareholder report is closely aligned with the Rule 12b-1 language presented in the Agreement.

COMMENT 9 - FIRST TRUST LONG/SHORT ETF

     The Commission noted in the Notes to Financial Statements of the October 31, 2016, shareholder report for First Trust Long/Short ETF ("FTLS") there is disclosure that the fund will pay a fee to borrow the securities sold short. In addition, the Commission noted that the only expenses shown on the Statement of Operations are "Investment Advisory Fee" and "Dividend expense on investments sold short" and is wondering where the other expenses related to short sales is presented.

RESPONSE TO COMMENT 9

     The fees FTLS pays to borrow securities sold short and the interest on the daily margin balance are netted with "Dividends" under Investment Income on the Statement of Operations. Effective with the October 31, 2017, shareholder report, the fees FTLS pays to borrow securities sold short and the interest on the daily margin balance will be shown as "Short sale fees" and "Margin interest expense", respectively, on the Statement of Operations.

     Should you have any questions, or if we have incorrectly characterized the Commission's comments, please do not hesitate to contact the undersigned directly at (630) 517-7665.


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                        Sincerely,

                       FIRST TRUST SENIOR FLOATING RATE 2022 TARGET TERM FUND FIRST TRUST EXCHANGE-TRADED FUNDS

                       By /s/ James M. Dykas
                       ------------------------------------------
                          James M. Dykas
                          President and Chief Executive Officer